Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
Attached is a transcript of the presentation by TD Banknorth Inc. at the Friedman, Billings, Ramsey & Co., Inc. 2005 Investor Conference on November 29, 2005.
These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Event ID: 1147362
Event Name: TD Banknorth Inc. at Friedman Billings Ramsey 12th Annual Investor Conference
Event Date: 2005-11-29T13:30:00 UTC
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Notes:
Converted From Text Transcript
1147362
TD Banknorth Inc. at Friedman Billings Ramsey 12th Annual Investor Conference
C: Peter Verrill; TD Banknorth Inc.; Senior Vice President and COO
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C: Peter Verrill;TD Banknorth Inc.;Senior Vice President and COO
P: Unidentified Corporate Representative;;
P: Unidentified Audience Member;;
+++ presentation
Unidentified Corporate Representative: Good morning. We’re going to go ahead and get started. It’s with great pleasure that I introduce the folks from TD Banknorth, ticker BNK. Peter Verrill, the Senior Vice President and COO of TD Banknorth. Peter?
Peter Verrill: Thank you and good morning, everyone. I know it’s kind of early to be out here listening to all this bank talk but I’ll try to make it a little bit interesting. We have about 40 minutes and we don’t have any breakout sessions so we’re going to try to make the presentation a little bit briefer than normal and leave some time for questions and answers at the end. Our disclosure statement, which all of you can read at your leisure.
With TD Banknorth, I think, perhaps most of you know TD Banknorth a little bit but I’ll take a moment just in case you’re somewhat unfamiliar with TD Banknorth. We’re headquartered in Portland, Maine, as you know. We have about $32 billion in total assets. We service more than 1.3 million households throughout New England and upstate New York. We have a very diversified loan and deposit portfolio with emphasis on retail and small business commercial banking.
On March 1st of this past year we completed the sale of 51% of our company to TD Bank Financial Group of Toronto. As a result of the completion of our recently announced share buy back program of about 15.3 million shares earlier in the year, TD now owns approximately 55% of the company, up from the 51% on March 1st.
Upon the completion of the Hudson United deal however, their ownership will drop to about 53.5% on a pro forma basis. And they have publicly stated that they would like to get the ownership back up to around a 55 or perhaps even a little bit higher percentage.

As you can see by the map here, we’re pretty well geographically dispersed throughout New England and upstate New York. We have a significant presence in all the New England states except Rhode Island, but a much growing presence in both Massachusetts and Connecticut. We have the number one market share in northern New England states of Maine, New Hampshire, and Vermont. We have the number five market share in Massachusetts and the number eight market share in Connecticut. With the completion of the Hudson United transaction our market share in Connecticut will grow to number 6. In addition to a — what we believe to be a somewhat comprehensive array of retail and commercial banking products we also offer insurance agency products, wealth management and investment planning.
Insurance business. We got into it back in 1997. We are now the largest independent insurance agency in New England with approximately $550 million in annual revenue. On the wealth management side we have approximately $11 billion of assets under management. Community banking model, we believe is — has been and will continue to be the key to our success as we move forward. The community-banking model for us means the ability to provide local management with authority to make decisions quickly and in the best interest of the customers that they serve with.
We have bank presidents located in each state who are responsible for all the major decisions affecting both their customers and their communities. We — as the banking industry will consolidate over the next couple of years in New England we have also, we also believe that the community-banking model will serve us well. We don’t believe it is defined by size at all, we believe it is defined by the ability for local management to make decisions quickly in their local markets.We’ve also benefited over the last several years by being able to acquire many strong management people from banks that have been acquired or merged out of existence and we keep those people in the markets that they know and where the customers know them well also.
Going to take just a moment to talk about our parent company, TD Bank Financial Group, headquartered in Toronto, with more than 50,000 employees worldwide. They are collectively known as TD Bank Financial Group. They have a full range of financial products and services. They service approximately 14 million customers worldwide and they have 4 key business lines, personal and commercial banking where they are number 1 or 2 in market share in most of the retail products throughout Canada.
Wealth management, where they have TD Waterhouse in Canada and they’re number one in the discount brokerage business in Canada. And as you know, they have recently announced the sale of TD Warehouse in America to Ameritrade, but they’re going to have a substantial ownership position in the new TD Ameritrade business. The third line of business is wholesale banking and the fourth line of business, which is the new line of business, is the U.S. based personal small business and commercial bank platform, which TD Banknorth is the leader in.

Oftentimes we get asked, do you benefit from the relationship from TD and we have benefited greatly in many different ways. One example is up here on the slide. During the third quarter of 2005 we issued about $220 million, U.S. dollars, in subordinated debt in Canada in a private placement handled by TD Bank Financial Group. The subject qualified as Tier 2 capital and improved our risk based capital ratio by approximately 100 basis points. By TD guaranteeing the debt we were able to reduce the funding costs by approximately 6.3 basis points. In addition the underwriting costs were significantly lower as the issue was marketed directly in Canada. In addition the debt is going to qualify for risk-based capital for 10 years as opposed to a shorter period of time if we had issued it here in the United States.
Overall, we believe that it’s going to save us about $425,000 a year in reduced funding costs over the 12 year life of the debt.There have been other examples too of how we have been able to leverage our relationship with TD, including a strategic sourcing venture that TD helped us get off the ground, a funding of the TD Banknorth Garden in Boston and leveraging our increased purchasing power with many of our significant joint vendor relationships that we have with TD. In terms of earnings and performance, we continue to show strong earnings growth and strong earnings potential, even as we have grown through acquisitions we’ve been able to maintain a very profitable earnings picture.
The following graphs that I’m going to show you in a moment, hopefully will give you a flavor of our consistent growth and the performance over the past 5 years. First of all, in terms of loan and deposit growth, as you can see from these charts, we have benefited both from organic growth and from acquisitions. On the loan side, over the last 5 years, we have grown our loans on a compounded annual growth rate of about 13.6%. In looking towards 2006 we do see a little bit slowing down in that growth rate, probably more in the 8 to 10% range as we mentioned on our third quarter earnings conference call. And on the deposit side over the last 5 years, we’ve grown at a compounded annual growth rate of about 10.4%. We believe that too is slowing down and in the year 2006 will probably average somewhere in the 4% to 5% range. However our demand deposits, which we really focus on, will continue to grow at the low double-digit rates.
In terms of our non-interest income. There are 2. We’ve seen significant growth over the last 5 years, growing at a compounded annual growth rate of about 12.7%, that’s a good mix of different types of income, including deposit and loan service income, electronic banking, wealth management insurance and investment planning. From a cash efficiency perspective, as you can see from the graph, we continually analyze our cost structure and each time that we do an acquisition we try to cull out as many of the expenses as we can and drive those costs out of the company. Our cash efficiency ratio has dropped over the last 5 years from approximately 53% down to nearly 50% and I think with the successful integration of Hudson United, early next year that you’ll begin to see this decrease even more.

Asset quality, I don’t think anyone can say that over the last 5 to 10 years that we’ve seen the better period of asset quality. I think the key to this slide, if you look at non-performing assets as a percentage of total assets on the left side of the screen. The interesting thing is that over the last 5 years we’ve increased our total assets and loans by about 57% but as you can see on the screen, the non-performing asset ratio has actually declined from 37 basis points down to 28 basis points. That’s about a 25% decrease over the last 5-year period.
In fact, that’s declined even further at the end of the third quarter of this year, that was down to about 21 basis points. On the right side of the slide, the net charge offs as a percentage of average loans has also been very strong, averaging last year about 21 basis points and for the first 9 months of this year, about 13 basis points.
We’re often asked, well, can it get any better? I don’t think it can get a lot better, to be honest with you. Do we see any signs of it getting worse yet? No, we do not, but we do understand that credit quality does go in cycles and at some point in time we do believe that there will be a change in that. But we’re not seeing any signs to suggest it’s going to happen in the near term. Cash operating earnings. Over the past 5 years our cash operating earnings has grown at a compounded annual growth rate of about 11.4%, approximately 35% of these cash earnings go back to shareholders in the form of dividends, the other 65% is retained as capital for the company to support either share buy backs or asset growth.
On an earnings per share basis, cash operating earnings per share basis. That has grown on a compounded annual growth rate over the last 5 years of about 9%. We historically have grown our cash earnings in the range of 8% to 12%. For 2006, as we mentioned in our third quarter earnings conference call, we think that will slow down a little bit, perhaps down into the 6% to 8% range and that’s really a reflection of both the acquisition of Hudson, which is going to take and I’ll talk about it a little bit more in a moment, as well as the first time expensing of our stock options, which has about a $0.03 per share impact in 2006.
The margin is the big 1000-pound gorilla obviously. The flattening yield curve has put pressure on our margin as it has on, I think, a lot of U.S. banks. The deleveraging strategies that we implemented in the fourth quarter of ‘04 and the first quarter of ‘05, have helped mitigate the impact of the flattening yield curve on us, as you can see on the graph, the margin has actually increased over the last 3 years, the first quarter of ‘05 was at 4.09% which was down slightly from the second quarter of ‘05.
Looking forward, it is our hope to maintain a margin of 4%. We do believe the 4.09% will come down during the fourth quarter this year. Our hope is to keep it at that, about 4% but obviously there’s no guarantee that we’re going to be able to do that. And I would say the same for ‘06, that it is our hope to maintain a margin around 4%, but again, that’s going to be dependant upon interest rates and the shape of the yield curve.

Acquisitions have been a very significant part of our company and will continue to be a very significant part of the company. I believe that we know how to do acquisitions right, having done 25 acquisitions since 1987. We have the same integration team that integrates these companies for the past 15 years; the same people have been doing it over and over again. Since the year 2000, our focus has been primarily in the higher growth areas such as Massachusetts and Connecticut, where we’ve done about 10 acquisitions in the last 4 or 5 years.
We believe we are a disciplined acquirer. We have turned away from and turned down a lot many more deals that we’ve actually completed and in terms of questions we often get asked, well, what is the outlook for TD Banknorth in terms of acquisitions over 2006? The first comment I’d make is that I do believe that prices will begin to come back in line with buyer’s expectations. And I think we’ll begin to see a pick up in M&A activity in 2006. I think a lot of banks are struggling with the interest margin pressure. I think they’re struggling with regulatory burdens, the SOX net 404, the Patriot Act and other regulatory requirements. And I think they’re also struggling with the cost of technology and advertising and so forth. So I think you’re going to begin to see some pick up in M&A activity in 2006. We have publicly stated that we would not anticipate any additional acquisitions in 2005 and at some point in 2006 I think we’ll begin to look at opportunities if prices come down into areas that we think are reasonable and that there are opportunities to either fill in our New England or our mid-Atlantic franchise.
One thing I would like to emphasize, we do not buy troubled banks, we don’t have expertise in turning troubled banks around. I think what our strength is, is in taking an under-performing company and helping it to achieve its real potential and I think that’s best exemplified with Hudson United which we think has a great franchise and just needed some help to really achieve its potential. I’d also note that we have completed 11 insurance agency acquisitions since 1997 as shown on the slide here. Typically what we try to do is to find agency acquisition opportunities in our banking footprint.
So, what differentiates TD Banknorth from the rest of the competition? Humbly, if I may say so, I believe we have a strong management team with a proven track record. I think we are well-positioned to take advantage of the continued consolidation of the banking industry. There are in excess of 8,000 banks remaining in the United States. I think it’s inevitable that, over time, that number is going to be reduced and reduced significantly. I think we’re the, perhaps the only country in the world that has such a diversified banking system. If you look at Canada, if you look at Great Britain, if you look at Europe, it’s a much more consolidated industry and I think it’s only matter of time when that will also happen here in America, and we want to be part of that consolidation.
When we announced the sale of TD Banknorth, or then Banknorth to TD, we outlined our growth strategy for the next 2 years. The acquisition of Hudson United is consistent with that strategy so I’d like to take a couple moments now to talk a little bit about the Hudson transaction. As you can see here, on the map, it adds a significant franchise in the Mid- Atlantic as well as in the Connecticut market. It adds about 200 branches in New Jersey, Pennsylvania and New York and Connecticut. And if you look at the map on the right side of this slide, you can see that it helps us establish a very significant presence in Fairfield County in Connecticut where there was a significant gap in our franchise, so we’re real excited about the potential, not only in the New Jersey and the Philadelphia area, but also in the Connecticut area.

We believe that Hudson United does provide an ideal entry point and a springboard for TD Banknorth to grow deposit market share in attractive markets. Very similar to what we did with our strategy in Massachusetts and Connecticut by establishing a foothold there and then growing both organically and by acquisitions, tuck in type of acquisitions. Other than Connecticut, where market share grows to about 5.5% in number 6, our market share in the rest of the Hudson franchise really is quite small and leaves us, I think, great potential for growth opportunities.
The Hudson franchise we believe is a very attractive franchise. It’s located in markets with some of the highest median household income as you can see on the graph. Each of the markets that Hudson is in has a much higher median household income than the U.S. average. And in fact, the second, I don’t know if that’s a dark green or a black bar, is the current TD Banknorth franchise and even that has a much higher median household than the U.S. average. So I think we’re in great markets to be able to continue our growth. From a financial perspective, upon completion of the Hudson deal, we’ll have in excess of $41 billion in total assets, in excess of $25 billion in total loans and excess of $27 billion in total deposits. And as I said before I think we’ll be in great position to continue to grow both organically and through potential subsequent acquisitions.
As previously mentioned, as part of our deleveraging strategy and as part of our strategy with Hudson United, at about the time of the closing, we would anticipate that Hudson United and/or TD Banknorth will sell approximately $1.5 to $1.7 billion in its securities. And that, hopefully, also will help to maintain our net interest margin. Finally, one last note on Hudson United. We continue to progress well in terms of the timing. The registration statement has been filed with the SEC, we’ve responded to their comments and we’re hopeful that we may go effective as early as the end of this week, if not the end of this week early the following week.
Regulatory applications have been filed and are well in process with both the Fed and the OCC and we’re hoping that that will continue to be on schedule. The integration planning is going extremely well. We started the integration planning when we announced the acquisition. We have a team in place that’s working, and I think, some of you, perhaps have met or heard Wendy Suehrstedt who is going to be the President of the Hudson franchise. She is down there on a full time basis now working and with the people that she’s going to be working with once the transactions close, getting our strategies in place and that’s going extremely well. The actual computer integration also is going extremely well. We don’t anticipate any significant surprises there.
The shareholder votes are anticipated to occur in mid January. The slide here says we’re closing in the first quarter of 2006. As we talked about on the conference call for the third quarter earnings, it is more likely than not that the closing will happen earlier in the first quarter than later in the first quarter and it’s not unlikely to anticipate a closing perhaps in January of 2006. So that’s the presentation. I would be more than happy to open it up now to questions and answers. Are there any questions that I might be able to answer for you? Frank?

+++ q-and-a
Unidentified Audience Member: Peter, what does Wendy see as her main challenges in taking over HU, is it averaged positive for brand and how is she going to change that and I understand while the franchise itself is good, it’s a bit shabby, if you will, for the physical plan. What are some of the things Wendy will be focusing on?
Peter Verrill: The question is what will Wendy be focusing on when she’s down at Hudson United. It’s a good question Frank. I think primarily her, her emphasis is going to be on changing the culture of Hudson United. Over the last 3 or 4 years, Hudson United really has been focused internally on correcting some of their operational issues and their focus has been away from selling. And I think Wendy’s biggest challenge is going to be returning their focus to selling, growing their branch size. They currently have an average branch size of about $30 million that compares to an average branch size at Banknorth of $50 million. One of the interesting statistics we looked at when we were doing due diligence on Hudson United was that if they had maintained the same market share that they had 5 years ago, up until the time we’re looking at them, they would be double in size.
So, I think our focus is going to be getting the people back into a selling mode, growing the branches from a deposit perspective. I think their commercial banking has been very strong and so we’ll be able to, hopefully, leverage that a little bit with some of the additional products we’ll bring to bear, but they have a very good strong core commercial lending team that will continue in place, but the real key is going to be returning the retail franchise to the growth that we believe it should have.
Unidentified Audience Member: (inaudible — no microphone)
Peter Verrill: Of TD Banknorth?
Unidentified Audience Member: Yes.
Peter Verrill: The question is, has management been pleased with the stock performance of TD Banknorth. The answer is always no. You know, I can understand a little bit the pressure on our stock price I guess because there are certain shareholders who have the attitude of let’s — you’ve got to prove to me that you can make Hudson United work. And I can understand that. And we are going to prove that we can make Hudson United work.
Secondly, because of the Hudson United transaction, we have been precluded from doing any share buy backs. TD has been precluded from doing any share buy backs. As we have publicly stated, once this transaction closes, we will be in the market doing share buy backs as part of our model of doing Hudson United. We have modeled 8.5 million shares of buy backs, so I think that will help support the stock price. The answer to your question is no. Currently right now, we’re not pleased with the stock price but we’re going to continue to do what we think is right for the shareholders and right for the long term benefit of the company.

Unidentified Audience Member: (inaudible — no microphone)
Peter Verrill: The question was, the 8.5 million shares, is that Banknorth or in combination with TD. No, that is TD Banknorth alone. And I don’t want to speak for TD, but as I said earlier, they have publicly stated that at a minimum, they want to increase their ownership position back up to the 55% they currently are, on a pro forma basis will be 53.5%. So, to the extent that they do any buybacks that will be in addition to the 8.5 million shares.
Unidentified Audience Member: (inaudible — no microphone)
Peter Verrill: Correct.
Unidentified Audience Member: (inaudible — no microphone)
Peter Verrill: The question was, what does TD Banknorth look at in terms of metrics when we’re acquiring companies. There are a number of metrics. Obviously, the most important one to us is the impact it’s going to have on our earnings per share going forward. We want to make sure that it is accretive within a year to our earnings per share. We also, obviously do look at capital ratios because that’s very important to be able to support our future growth and as I mentioned earlier, we really don’t look for companies that are troubled companies. We want to look at companies that we can leverage some of our skills and our expertise, earnings per share. We also, obviously do look at capital ratios because that’s very important to be able to support our future growth and as I mentioned earlier, we really don’t look for companies that are troubled companies. We want to look at companies that we can leverage some of our skills and our expertise, expertise to improve their performance.
So if we don’t believe we can do that, either because they’re a troubled bank, or perhaps they’re an excellent performing bank, so there’s not a lot that we can lever, we’ll probably stay away from those types of deals. We want to go into banks where we feel that we can improve their performance and thus improve our overall earnings growth. Yes?
Unidentified Audience Member: (inaudible — no microphone)
Peter Verrill: Of TD Banknorth?
Unidentified Audience Member: (inaudible — no microphone)
Peter Verrill: The question is, what restrictions, if any, or what I guess incentives are if any out there for TD to increase the ownership of TD Banknorth. The agreement that was entered into when TD acquired 51% of TD Banknorth, allows them to increase their ownership position to 66.66%. They can do that through open market purchases, they can do that in conjunction with acquisitions and I would anticipate that they would probably do both over time.

For the first couple years after the March 1st, ‘05 date in which they acquired us, they cannot go above that 66 and 2/3rds except under very limited circumstances. We would have to approach them for that to occur. In year 3 to 5, they could increase their ownership above the 66 and 2/3rds but they would have to do that in conjunction with an independent director vote at TD Banknorth as well as a shareholder vote. After year 5, all the gloves are off and they can do what they want, I guess. So, you could see some increase ownership over the next couple of years but again, I think that’s a question better placed with TD. Other questions? Laurie?
Unidentified Audience Member: Can you just comment a little bit specifically on Fairfield County?
Peter Verrill: On Fairfield County?
Unidentified Audience Member: Yes, you go into the market with (inaudible — no microphone).
Peter Verrill: Zero. Yes. Fairfield — the question is, can I comment a little bit on Fairfield County and Fairfield County, for those of you who perhaps don’t know, is the most lucrative country in terms of banking relationships in Connecticut. We have a very limited position there now and with the acquisition of Hudson United, that’s going to substantially increase our market share in that county. And I think what that will allow us to do is to add on through selective new branch openings that will also help increase our market share in Fairfield County.
Now, I think, what you’ll see in terms of TD Banknorth, around the metropolitan New York area, is probably similar to what you saw us do in the Boston area. Our strategy in the Boston area really was to have branches surrounding the city, but not necessarily have a lot of branches in the city. And that strategy is a potential strategy that we’ll use in New York as well. So Fairfield County, Westchester County, Northern New Jersey, I think are all markets that we think are very attractive because that’s where the people live and commute into the city. So I think you’ll see us, hopefully over the next several years increase our market share in the areas like that. Whether something comes up in New York City or not, I think is something that we’ll have to look at it as opportunities arise, but our real initiative right now is to grow the surrounding markets.
Unidentified Audience Member: (inaudible — no microphone)
Peter Verrill: The question is, do we plan to do de novo or more of acquisitions and I think it’s a strategy of keeping both options open, Laurie. We have plans to open a few branches but we don’t have plans to do a major de novo strategy. Hopefully, we’ll be able to find acquisition opportunities that will help us grow that faster, if we can’t, then we will do de novo branches, but I don’t think de novo will ever replace our acquisition strategy.

Unidentified Audience Member: (inaudible — no microphone).
Peter Verrill: About this big. The question is, how big would we do in terms of New York. That’s a tough question to answer. Obviously with TD as a partner we have a lot greater capital strength to be able to do deals that, without Toronto-Dominion that we could not think of. So, you know, I think we would be in a position if the right opportunity arose to be able to do a significant acquisition whether it’s in the New York market or whether it’s outside the New York market. TD generates a lot of free capital. We’re beginning to generate a lot of free capital. So I think we’re looking at ranges a lot larger than we had in the past. And I don’t want to put a number around it, but it’s — there aren’t many opportunities that I think would necessarily scare us from a size perspective.
Unidentified Audience Member: I mean, theoretically, if you had an acquisition that increased you by 50% or 60%?
Peter Verrill: That’s correct, and I think TD has publicly stated that they’d like to get their U.S. franchise to $100 billion in the next few years. So, you can do the math. The answer to your question would be no, it would not scare us. But you know, having said that, I think you have to be careful because you have to do deals that we feel comfortable with, that we feel that we have the ability to integrate successfully, so we’re not going to go out there and just grow because we want to be larger, we only want to grow if we think it’s going to add incrementally to our earnings growth and it’s something that we think we can successfully integrate. Kind of a no answer, hopefully it gave you some direction. Other questions? Yes, Laurie?
Unidentified Audience Member: Just again, talking about geographics (inaudible — no microphone) we’re seeing some very, sort of, key players in the north east start to push out, all the way into the Washington, D.C. market. Can you just comment on how far south you will go and would you ever do the big jump that you’ve seen some people do as (inaudible — no microphone).
Peter Verrill: To Florida. The question is, geographically, does TD Banknorth feel that we’re going to continue to move south as other companies do. I think the answer is yes. But our strategy, typically has been, before we move into a new area, we want to make sure that we have a fairly decent market share in the areas that we’re currently in. So I think our focus over the next 2 years, Laurie will be, continuing to try to find tuck in acquisitions in New England. Continue to find acquisitions that are going to help build our market share in the Mid-Atlantic.

Conceptually it makes a lot of sense to think about Florida because we have a lot of our customers who move, during the winter, down to Florida. But in reality, I don’t see that happening probably while I’m with the company anyways. That’s just, kind of a, too big of a jump right how. But I’ve learned to say, never to say never, I guess. When I started with the company we were a billion dollars and today we’re $40 billion. So things can happen, but I think our focus over the next 3 years or so, 3 to 5 years is going to be filling in Mid-Atlantic and New England.
Unidentified Audience Member: (inaudible — no microphone).
Peter Verrill: Well, no. I can see us potentially moving down to DC, absolutely. I think TD’s strategy is to have a North American presence and in order to do that, I think you have to continue to move the geography further south. So that is going to occur. It’s not going to occur this year and it’s not going to occur next year, but at some point in time, yes, it will occur. I think if I were looking at this company 10 years from now, I could very well see the company all the way down the east coast of Florida, as I’m down there sitting in the sun or golfing somewhere. Other questions? If not, I want to thank you all very much for having me here today.